ING Life Insurance and Annuity Company
Variable Annuity Account C

Pension IRA
For 1992, 1994 and 2004 Contracts

Supplement dated March 2, 2005 to the
Contract Prospectus dated May 1, 2004,
as supplemented on August 5, 2004, August 18, 2004, October 29, 2004,
November 3, 2004, February 14, 2005 and February 21, 2005

The information in this Supplement updates and amends certain information contained in the Contract Prospectus. You should read this Supplement along with the current Contract Prospectus.

1. The following replaces the paragraph in the "Fees" section entitled "Early Withdrawal Charge Schedules – Schedule C" on page 20:

    Schedule C applies to 2004 and 1994 contracts established with amounts that were transferred from contracts or arrangements offered by the Company in connection with Tax Code sections 401, 403 and 457 plans, (other than those contracts described above under Schedule A), and rollovers from IRAs under Tax Code sections 408 and 408A (to the extent such rollovers are allowed by the Company). Rather than assessing an early withdrawal charge on the predecessor contract, the early withdrawal charge is based on the number of completed contract years since the date of initial payment to the predecessor contract. We may also apply this early withdrawal charge schedule to certain external rollovers on a non-discriminatory basis. See "Fees - Reduction or Elimination of Certain Fees". For amounts rolled over from non-annuity contract arrangements offered by the Company in connection with Tax Code Sections 401, 403, and 457 plans, this will normally result in there being no early withdrawal charge applicable to the new contract. Schedule C also applies to all new purchases that are not connected with an internal transfer (e.g., external rollovers or contracts established with at least a $1,000 annual contribution), and to internal rollovers from certain variable life insurance contracts funding Tax Code section 401 qualified plans.

2. The following is added to the "Fees" section as the last item on page 22:

Reduction or Elimination of Certain Fees

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, the annual maintenance fee, the expense risk charge or the administrative expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:
▷   The size and type of group to whom the contract is offered;
▷   The type and frequency of administrative and sales services provided;
▷   The use by an employer of automated techniques in submitting purchase payments or information related to purchase payments on behalf of its employees; or
▷   Any other circumstances which reduce distribution or administrative expenses.

The exact amount of contract charges applicable to a particular contract will be stated in that contract. For contracts issued as funding vehicles for Tax Code section 403(b) plans, early withdrawal charges may be waived under certain circumstances.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.